AB
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08031492

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arjent Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 22nd Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Davanzo 212-446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Davanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARjENT Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

VERITY SANSOUCI
Notary Public, State of New York
No. 01SA6039018
Qualified in Queens County
Commission Expires ~~March 20, 20~~ 5/10/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2007

ARJENT LTD.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Arjent Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Arjent Ltd. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 11, the Company on February 12, 2008 filed a request with the SEC to cease brokerage operations and withdraw its registration as a securities broker-dealer. On April 16, 2008, management elected to liquidate the Company.

Marks Paneth & Shron LLP

Jericho, New York
April 28, 2008

ARJENT LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 64,160
Due from clearing broker	46,007
Due from Arjent US, LLC	84,176
Due from Arjent Services LLC	92,500
Securities owned:	
Marketable, at market value	140,325
Fixed assets - net	14,055
Other assets	28,568
Total assets	$ 469,791

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 55,862
Commitments and contingencies - see notes	
Stockholder's Equity	
Common stock, $1.00 par value, 1,000 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	1,172,605
Accumulated deficit	(758,686)
Total stockholder's equity	413,929
Total liabilities and stockholder's equity	$ 469,791

See accompanying notes to financial statements.

ARJENT LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Commissions	$2,008,521
Net gains on securities transactions	74,097
Total revenues	2,082,618
Expenses	
Compensation and benefits	1,452,010
Professional and underwriting fees	240,409
Communication and occupancy	219,212
Regulatory fees	52,609
Clearing fees	66,279
Administrative expenses	60,188
Other operating expenses	120,639
Total expenses	2,211,346
Net loss	$ (128,728)

See accompanying notes to financial statements.

ARJENT LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2006	10	$10	$1,056,473	$(629,958)	$ 426,525
Capital contributions from Parent	--	--	199,632	--	199,632
Withdrawal of equity	--	--	(83,500)	--	(83,500)
Net loss for the year	--	--	--	(128,728)	(128,728)
Balance, December 31, 2007	10	$10	$1,172,605	$(758,686)	$ 413,929

See accompanying notes to financial statements.

ARJENT LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net loss	$(128,728)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,295
(Increase) decrease in operating assets and liabilities:	
Due from clearing broker	241,430
Securities owned, at market	154,173
Other assets	(688)
Accounts payable and accrued expenses	(143,744)
Total adjustments	255,466
Net cash provided by operating activities	126,738
Cash flows used in investing activities:	
Purchase of fixed assets	(11,100)
Due from Arjent US, LLC	(84,176)
Due from Arjent Services LLC	(92,500)
Net cash used in investing activities	(187,776)
Cash flows provided by financing activities:	
Capital contributions	199,632
Capital withdrawals	(83,500)
Net cash provided by financing activities	116,132
Net increase in cash and cash equivalents	55,094
Cash and cash equivalents at January 1, 2007	9,066
Cash and cash equivalents at December 31, 2007	$ 64,160

See accompanying notes to financial statements.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Arjent Ltd. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Arjent Services Limited ("ASL"), a UK holding corporation established in June 2006.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safekeep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Securities Transactions

The Company records securities transactions and related revenue and expenses on a trade-date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to the differences between the financial statement and tax basis of assets and liabilities,

measured at the tax rates expected to apply to taxable income when the temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying amounts reported in the Statement of Financial Condition for cash, receivables, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company's cash equivalents consist of money market funds.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 - DUE FROM CLEARING BROKER

The Company is a party to a clearing agreement with a clearing broker, First Southwest Company, ("FSW", or "clearing broker") to carry its accounts. The clearing broker maintains custody of any Company securities and cash balances which may be due from the broker. These securities and/or cash positions serve as collateral for any amounts due to and as collateral for potential defaults of the Company's customers which are carried on the books and records of FSW.

The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

Due from clearing broker consists of the following:

Clearing deposit	$ 60,000
Commissions receivable	13,142
Margin account balance	(27,135)
	$ 46,007

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of trading and investment equities of various publicly held companies.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 35,562
Leasehold improvements	11,100
Computers and other equipment	129,299
	175,961
Less: accumulated depreciation and amortization	(161,906)
Total	$ 14,055

Depreciation expense was $4,295 for the year.

NOTE 5 - RELATED PARTY TRANSACTIONS

Arjent US, LLC

The Company has a loan due in the amount of $84,176 from Arjent US, LLC, an affiliated entity in which Arjent Limited and the Company own a 76% and 24% interest, respectively. The loan is non-interest bearing and due on demand.

Administrative Services and Expense Agreement

The Company is a party to a services and expense sharing agreement with two affiliated entities, Arjent Services LLC and Arjent US, LLC. The agreement provides

for allocations of administrative overhead and professional services and the use of office space and computer resources. Allocations and reimbursement of expenses are determined at cost based on actual usage. At December 31, 2007, the Company had a loan receivable from Arjent Services, LLC in the amount of $92,500. The loan is non-interest bearing and due on demand.

NOTE 6 - LEGAL MATTERS

Customer arbitrations

The Company is a respondent in four arbitrations initiated by former customers of the firm:

In the matter of Scire vs. Arjent, Ltd. et al, the claimants seek $1,600,000 and unspecified punitive damages based on alleged churning and unsuitability in a day trading account. The Company and other Respondents have answered the Statement of Claim and moved to dismiss on the basis of documentary evidence.

In the matter of Gentile and Gentile vs. Arjent, Ltd. et al, the claimants allege that registered representatives of the firm engaged in unsuitable trading of customer accounts, failed to disclose the risks of certain investment choices, and, in the Company's case, failed to maintain and enforce supervisory procedures adequate to detect and prevent such activity, among other claims. Claimants seek to recover damages in the amount believed to be $80,000.

In the matter of Ducate and Ducate et al vs. Arjent, Ltd. et al, the claimants allege that registered representatives of the firm engaged in unsuitable trading of customer accounts, made untrue statements of material fact, and improper supervision, among other claims. Claimants seek to recover damages in the amount of not less that $187,000.

In the matter of George Hamboussi v. Vertical Capital Partners, Inc., the Claimant alleges that specified option trades on margin were unauthorized and unsuitable for Claimant. The Amended Statement of Claim does not offer particular legal theories under which the claimant makes it claims, but seeks actual damages of $525,000 and punitive damages of "no less than $400,000". The hearing is scheduled for July and August 2007.

The Company intends to defend all of the above matters vigorously. However, inasmuch as these arbitrations are in their early stages, Company management and its

counsel cannot predict or estimate the probable outcome or range of outcomes with respect to these cases.

Clearing Agreement Dispute

The Company and two of its affiliates, Arjent Services LLC and Arjent Limited, ("Respondents") are parties to an arbitration filed in September 2007 by Ridge Clearing & Outsourcing Solutions, Inc., f/k/a ADP Clearing & Outsourcing Services, Inc. ("Claimant" or "Ridge"). The Claimant is a clearing firm that entered into a Fully Disclosed Clearing Agreement with the Respondents in August 2006. A dispute subsequently arose over the breach of certain obligations contained in the agreement, which led the Claimant ultimately to declare the Respondents in default and exercise its right to terminate the Agreement. In July 2007, Ridge served notice to the Company of such termination, and, in the subsequent arbitration claim, alleged damages of approximately $970,000 each against the three Respondents plus costs.

The Respondents, through their counsel, have denied the claims and have asserted counterclaims against Ridge for its failure to comply with the terms of the Agreement. Management and counsel intend to defend the matter vigorously, but are unable to predict the outcome or estimate a possible loss or range of loss. This arbitration is in the pleading stage.

SEC Administrative Proceeding and Settlement

On January 25, 2007, the SEC entered an Order Instituting Cease-And-Desist Proceedings, Making Findings, and Imposing a Cease-And Desist Order against the Company and Francesca Wolfsohn, one of the firm's registered representatives. As described in the Order, the SEC found on the basis of the Offers and Settlement by the Company, and without admitting or denying the findings, that from 1999 and through the end of 2005 the Company sponsored a wrap fee program consisting of managed accounts traded by Ms. Wolfsohn, and violated federal securities laws in connection with the Company's sponsorship of the wrap fee program.

The wrap fee program provided that the managed accounts would not charge loads or sales commissions on mutual fund purchases. However, between August 2002 and August 2004, the Company charged managed account customers approximately $530,000 in loads on mutual fund purchases. The overcharge appeared to be the result of an error in the Company's trade entry process, which Ms. Wolfsohn and other firm personnel failed to review or investigate, resulting in a failure to detect the overcharge.

In October 2006, Ms. Wolfsohn and the Company consented to the entry of an Order by the Commission in which: i) The Company voluntarily refunded approximately $490,000 of overcharges to the affected managed account customers, of which Ms. Wolfsohn contributed $303,000 toward the reimbursement. Further, as required by the Commission, the Company retained an Independent Compliance Consultant to strengthen the firm's supervisory procedures, which included the hiring of a new Chief Compliance Officer in February 2007.

NOTE 7 - STOCKHOLDERS' EQUITY

During 2007, the Company received capital contributions totaling $199,632 from ASL. In October 2007, $83,500 of capital was withdrawn.

NOTE 8 - INCOME TAXES

The Company had no tax provision for the year due to a net operating loss. At December 31, 2007, the Company had net operating loss carryforwards totaling $135,000. Management has determined that it is more likely than not that the Company will be unable to generate sufficient taxable income in the foreseeable future to utilize the losses. Accordingly, a valuation allowance has been applied in full. The Company has no other material deferred tax items.

NOTE 9 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital

and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of $140,794 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

NOTE 11 - SUBSEQUENT EVENTS

Broker-dealer withdrawal

On February 12, 2008, the Company filed a request with the SEC to cease brokerage operations and withdraw its registration as a securities broker-dealer. The withdrawal will become effective within 60 days of filing.

Dain payment

In February 2008, Dain provided the Company, pursuant to a subclearing agreement, a $150,000 revenue extension payment in consideration of a contract extension through May 1, 2011 and the conversion of the Company's business to Dain that had been conducted previously at FSW.

Corporate liquidation (Unaudited)

On April 16, 2008, shareholders resolved to liquidate the Company. Management will be reviewing the carrying amounts of remaining assets and liabilities to determine the net proceeds, if any, expected to be realized upon liquidation.

SUPPLEMENTAL SCHEDULE

ARJENT LTD.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Computation of Net Capital

Total stockholder's equity from statement of financial condition		$ 413,929
Deductions and other charges:		
Nonallowable assets:		
Due from Arjent US, LLC	$84,176	
Due from Arjent Services LLC	92,500	
Fixed assets - net	14,055	
Other assets	28,568	219,299
Other - market blockage		22,658
Net capital before haircuts		171,972
Haircuts on securities:		
Other securities		22,266
Undue concentration		8,912
Total haircuts		31,178
Net capital		$ 140,794
Greater of:		
Minimum net capital requirement - 6-2/3% total aggregate indebtedness of $55,862, pursuant to rule 15c3-1		$ 3,724
Minimum dollar net capital requirement of reporting broker/dealer		$ 100,000
Net capital requirement		$ 100,000
Excess net capital		$ 40,794
Excess net capital at 1,000%, as defined		$ 135,207
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 55,862
Total aggregate indebtedness		$ 55,862
Ratio: Aggregate indebtedness to net capital		.40 to 1

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17A-5 (unaudited) as of December 31, 2007.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Arjent Ltd.
New York, New York

In planning and performing our audit of the financial statements of Arjent Ltd. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a- 13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Jericho, New York
April 28, 2008

END